UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2017 and 2016
and for the Year Ended December 31, 2017

HARRIS CORPORATION RETIREMENT PLAN
December 31, 2017 and 2016 and for the year ended December 31, 2017
Table of Contents

Report of Independent Registered Certified Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4

Supplemental Information:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	11

Signature	39

Exhibit:

23.1 Consent of Independent Registered Certified Public Accounting Firm
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and the Harris Corporation Employee Benefits Committee of the
Harris Corporation Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Carr, Riggs & Ingram, LLC
We have served as the Plan’s auditor since 2014.
Clearwater, Florida
June 28, 2018

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	December 31, 2017	December 31, 2016
ASSETS
Investments at fair value:
Interest bearing cash	$21,776,479	$9,665,581
Preferred stocks	7,941,595	5,892,955
Brokerage window account	31,944,710	23,792,241
Corporate bonds & debentures	1,734,403	587,560
Partnership interests	244,513	868,563
Common stocks	1,368,338,581	1,130,784,693
Registered investment companies	171,010,952	204,454,745
Common/collective trust funds	4,041,369,625	3,623,148,902

Total investments at fair value	5,644,360,858	4,999,195,240

Investments at contract value:
Synthetic guaranteed investment contracts	1,039,241,263	1,149,589,327

Receivables:
Accrued interest and dividends	1,312,460	1,184,128
Participant contributions receivable	6,250,380	7,237,133
Employer matching contributions receivable	2,871,716	2,597,685
Notes receivable from participants	55,994,836	63,583,318
Due from broker for securities sold	12,820,957	1,427,819

Total receivables	79,250,349	76,030,083

Total assets	6,762,852,470	6,224,814,650
LIABILITIES
Accrued administrative expenses	989,500	854,177
Due to broker for securities purchased	3,256,713	5,179,676

Total liabilities	4,246,213	6,033,853

Net assets available for benefits	$6,758,606,257	$6,218,780,797

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2017

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$935,928,097
Net appreciation in contract value of investments	2,880,057
Dividends	17,738,169

Total	956,546,323
Contributions:
Participant rollovers	20,347,380
Employer matching	80,418,408
Participant (other than rollovers)	167,799,010

Total contributions	268,564,798
Interest on notes receivable from participants	2,651,322

Total additions	1,227,762,443

Deductions from net assets attributed to:
Benefits paid to participants	677,777,908
Administrative expenses	10,159,075

Total deductions	687,936,983

Net change in plan assets available for benefits	539,825,460
Net assets available for benefits:
Beginning of year	6,218,780,797

End of year	$6,758,606,257

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2017 and 2016
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.
General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.
Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 100% of pre-tax and after-tax contributions subject to a limit of 6% (5% for a participant who is accruing a benefit under the Company’s defined benefit pension plan) of eligible compensation for any eligible employee who has completed one year of service with the Company. Special matching rules apply to participants who are subject to a collective bargaining agreement. Full-time regular participants who are not subject to a collective bargaining agreement and who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2017, no profit sharing contributions were made. Additional Company contributions may be made on behalf of participants who are subject to a collective bargaining agreement or to satisfy, in part, the Company’s obligations to certain participants under wage determination or similar laws. In addition, participants may rollover amounts to the Plan from other qualified retirement plans or certain individual retirement accounts (“IRAs”).

C.
Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover account balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, after attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant generally will be eligible to rollover his or her vested account to an eligible retirement plan or IRA. In addition, certain other distribution options applicable to assets merged into the Plan have been preserved, as legally required.

D.
Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Interest rates are established by the Plan Administrator based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.
Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s Performance Reward Plan (or similar plan), and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.
Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Participants also are immediately vested in Company contributions other than Employer matching and any profit sharing contributions, plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule.

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer matching and any profit sharing contributions, plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon.

A participant also becomes 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon, upon his or her termination of employment after attaining age 55 or on account of his or her death or disability (as defined in the Plan document), or if a participant dies while on leave of absence due to qualified military service.

In addition, special vesting applies to certain participants in the Plan who are subject to a collective bargaining agreement. Certain of such participants are immediately vested in their Employer matching and any profit sharing contributions, plus earnings thereon, and others become vested in their Employer matching and any profit sharing contributions, plus earnings thereon, as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

G.
Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any Company contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2017 and 2016 were $584,461 and 952,678, respectively. For the year ended December 31, 2017, Company contributions to the Plan were reduced by $1,961,296 from forfeited non-vested accounts.

H.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.
Investment Options — Upon enrollment into the Plan, a participant may direct Company and participant contributions into any of several investment options (including the Harris Stock Fund) and/or a brokerage window account. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are governed by certain limitations described in the Plan document and the “Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments — Investments are stated at fair value or contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 6 — Financial Instruments for further information on the valuation of investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a Plan distribution.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.

New Accounting Standards — In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Management is currently evaluating the impact of ASU No. 2016-01 on the Plan’s financial statements.
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee of the Plan, therefore, these transactions qualified as exempt party-in-interest transactions under the provisions of ERISA.
The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust (included with other common/collective trust funds) were as follows:

	December 31, 2017		December 31, 2016
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	2188718	$310,031,905	2309782	$236,683,362
Common/collective trust funds
NT Collective Aggregate Bond Index Fund — Non Lending	2831284	397,625,424	2864562	388,749,762
NT Collective Extended Equity Index Fund — Non Lending	770622	244,322,474	832192	223,598,332
NT Collective Russell 1000 Index Fund — Non Lending	5153887	153,508,527	6938870	169,856,597
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	67421	617,346,104	72240	542,977,395
NTGI Collective Govt STIF Registered	97430831	97,430,831	11241675	11,241,675

During 2017, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$18,573,975	$26,156,490
Common/collective trust funds
NT Collective Aggregate Bond Index Fund — Non Lending	30,073,539	34,640,147
NT Collective Extended Equity Index Fund — Non Lending	29,566,567	46,726,930
NT Collective Russell 1000 Index Fund — Non Lending	39,023,182	89,775,795
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	54,818,681	93,958,700
NTGI Collective Govt STIF Registered	*	*

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.

NOTE 4 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 23, 2017 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan’s sponsor and the Plan’s tax counsel believe the Plan, as amended, is qualified and the related trust is exempt from taxation.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken.
NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 6 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•
Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, common stocks, corporate bonds and debentures, partnership interests, the brokerage window account and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of preferred stocks. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2017 and 2016, there were no Level 3 assets held by the Plan.
Common/collective trust funds are a collection of assets from multiple investors administrated by a bank or trust company. The primary objective of a common/collective trust fund is to develop a larger diversified portfolio with lower overall costs. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value (“NAV”) per unit calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. NAVs are reported by the funds and are supported by the underlying share prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Assets measured at NAV are exempt from the fair value hierarchy.
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis at December 31, 2017 were as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$21,776,479	$—	$ —	$21,776,479
Preferred stocks	—	7,941,595	—	7,941,595
Brokerage window account	31,944,710	—	—	31,944,710
Corporate bonds & debentures	1,734,403	—	—	1,734,403
Partnership interests	244,513	—	—	244,513
Common stocks	1,368,338,581	—	—	1,368,338,581
Registered investment companies	171,010,952	—	—	171,010,952

Total Assets in the Fair Value Hierarchy	$1,595,049,638	$7,941,595	$ —	$1,602,991,233
Investments measured at NAV				$4,041,369,625
Total Investments at Fair Value				$5,644,360,858

 Investments measured at fair value on a recurring basis at December 31, 2016 were as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$9,665,581	$ —	$ —	$9,665,581
Preferred stocks	—	5,892,955	—	5,892,955
Brokerage window account	23,792,241	—	—	23,792,241
Corporate bonds & debentures	587,560	—	—	587,560
Partnership interests	868,563	—	—	868,563
Common stocks	1,130,784,693	—	—	1,130,784,693
Registered investments companies	204,454,745	—	—	204,454,745
Total Assets in the Fair Value Hierarchy	$1,370,153,383	$5,892,955	$ —	$1,376,046,338
Investments measured at NAV				$3,623,148,902

Total Investments at Fair Value				$4,999,195,240

NOTE 7 — SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
During 2017 and 2016, the Plan held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with U.S. GAAP and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits and are stated at contract value, respectively.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2017	December 31, 2016
Net assets available for benefits per the financial statements	$6,758,606,257	$6,218,780,797
Benefits due to participants	(1,038,839)	(627,697)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	4,729,043	7,609,100

Net assets available for benefits per the Form 5500	$6,762,296,461	$6,225,762,200

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2017:

Benefits paid to participants per the financial statements	$677,777,908
Add: benefits due but unpaid at December 31, 2017	1,038,839
Less: benefits due but unpaid at December 31, 2016	(627,697)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$678,189,050

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2017:

Net change in Plan assets per the financial statements	$539,825,460
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2016	(7,609,100)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2017	4,729,043
Benefits due but unpaid at December 31, 2017	(1,038,839)
Benefits due but unpaid at December 31, 2016	627,697

Net income and transfers in per the Form 5500	$536,534,261

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

Value of Interest in Interest Bearing Cash
	United States dollar	21776479		$21,776,479
	Total Value of Interest in Interest Bearing Cash			$21,776,479

Value of Interest in Preferred Stocks
	AIRBNB INC SERIES D CVT PFD STOCK T-ROWE PRICE ONLY	1693		$206,782

	BECTON DICKINSON & CO DEP SHS REPSTG 1/20TH INT MANDATORY CONV PFD SER A	46079		2,667,974

	DTE ENERGY CO CORPORATE UNIT	12887		695,383

	NEXTERA ENERGY INC CORPORATE UNIT	49619		2,788,588

	PVTPL AIRBNB INC SER E CVT PFD STK T-ROWE PRICE ONLY	2468		229,757

	PVTPL FLIPKART - TROWE PRICE ONLY SER E PFD STK	282		32,084

	PVTPL FLIPKART LIMITED SERIES G PREFERENCE SHARES - T ROWE PRICE ONLY	1290		154,490

	PVTPL FLIPKART LTD - TROWE PRICE ONLY ORDINARY SHARES	251		28,557

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PVTPL FLIPKART LTD - TROWE PRICE ONLY SER A PFD STK	87		9,898

	PVTPL FLIPKART LTD - TROWE PRICE ONLY SER C PFD STK	152		17,293

	PVTPL MAGIC LEAP INC PP SERIES C CVT PFD STOCK T-ROWE PRICE ONLY	10325		237,816

	PVTPL MAGIC LEAP INC SR D CVT PFD STK	4837		130,599

	PVTPL UBER TECHNOLOGIES INC SER G CVTPFD STK T-ROWE ONLY	4873		237,667

	SER C CVT PFD STK DROPBOX SERIES C PREFERRED TROWE PRICE ONLY	10857		207,382

	UBER TECHNOLOGIES INC SER E PFD STK-TROWE PRICE ONLY	8924		297,325
	Total Value of Interest in Preferred Stocks			$7,941,595

	Value of Interest in Common Stocks
	1ST HORIZON NATL CORP COM	12486		$249,601

	5TH 3RD BANCORP COM	180000		5,461,200

	ACACIA COMMUNICATIONS INC COM	9215		333,859

	ACTIVISION BLIZZARD INC COM	35000		2,216,200

	ACTUANT CORP CL A NEW	30084		761,125

	ADDUS HOMECARE CORP COM	7300		254,040

	ADIENT PLC LTD COM	33954		2,672,180

	ADOBE SYS INC COM	28700		5,029,388

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ADR ALIBABA GROUP HOLDING LTD SPONSORED ADS	101198		17,449,571

	ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	9064		1,575,504

	ADR BAIDU INC SPONS REPR 0.10 ORD CLS’A’	23050		5,398,541

	ADR GLAXOSMITHKLINE PLC SPONSORED ADR	44000		1,560,680

	ADR TENCENT HLDGS LTD ADR	91758		4,764,075

	AERIE PHARMACEUTICALS INC COM	6695		400,026

	AETNA INC	6817		1,229,719

	AKZO NOBEL NV EUR2	9091		797,121

	ALASKA AIR GROUP INC COM	29215		2,147,595

	ALBANY INTL CORP NEW CL A	76612		4,707,807

	ALEXION PHARMACEUTICALS INC COM	54208		6,482,735

	ALLEGIANT TRAVEL CO COM	6715		1,039,146

	ALNYLAM PHARMACEUTICALS INC COM	22157		2,815,047

	ALPHABET INC CAPITAL STOCK CL A	22050		23,227,470

	ALPHABET INC CAPITAL STOCK CL C	9925		10,385,520

	ALTERYX INC COM CL A	22531		569,358

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	AMAZON COM INC	32023		37,449,938

	AMC ENTMT HLDGS INC CL A COM	22638		341,834

	AMEDISYS INC COM	14212		749,115

	AMERICAN AIRLINES INC COM	104903		5,458,103

	AMERICAN INTERNATIONAL GROUP INC COM	79200		4,718,736

	AMERICAN OUTDOOR BRADS CORP COM	40490		519,892

	AMERICAN WTR WKS CO INC NEW COM	20900		1,912,141

	AMERIPRISE FINL INC COM	21500		3,643,605

	AMERISAFE INC COM	7385		454,916

	AMICUS THERAPEUTICS INC COM	28270		406,805

	ANALOG DEVICES INC COM	11900		1,059,457

	ANTHEM INC COM	53195		11,969,407

	APACHE CORP COM	78435		3,311,526

	APPLE INC COM	87400		14,790,702

	APPLIED MATERIALS INC COM	60200		3,077,424

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ARCHER-DANIELS-MIDLAND CO COM	81300		3,258,504

	ARES CAP CORP COM	106413		1,672,812

	ASSURANT INC COM	23179		2,337,370

	AT HOME GROUP INC COM	25143		764,096

	ATN INTL INC COM	17271		954,395

	BANK NEW YORK MELLON CORP COM	62400		3,360,864

	BANK OF AMERICA CORP	27564		813,689

	BANKUNITED INC	59453		2,420,926

	BEACON ROOFING SUPPLY INC COM	17200		1,096,672

	BECTON DICKINSON & CO COM	51668		11,060,052

	BIG LOTS INC COM	21254		1,193,412

	BIOGEN INC COMMON STOCK	18610		5,928,588

	BIOMARIN PHARMACEUTICAL INC COM	26450		2,358,547

	BLACKHAWK NETWORK HLDGS INC COMMON STOCK	26425		942,051

	BLUE BUFFALO PET PRODS INC COM	18290		599,729

	BLUEBIRD BIO INC COM	2755		490,666

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	BOEING CO COM	77656		22,901,531

	BOINGO WIRELESS IN COM STK	24450		550,125

	BOISE CASCADE CO COM	21449		855,815

	BOOK HLDGS	12082		20,995,375

	BOYD GAMING CORP COM	25138		881,087

	BRIGHT HORIZONS FA COM	7031		660,914

	BRIGHTHOUSE FINL INC COM	49645		2,911,183

	BRINKS CO COM	15305		1,204,504

	BRISTOL MYERS SQUIBB CO COM	54200		3,321,376

	BROADRIDGE FINL SOLUTIONS INC COM	15802		1,431,345

	CA INC COM	22200		738,816

	CALAMP CORP COM	13656		292,648

	CAMPING WORLD HLDGS INC CL A	18331		819,946

	CARRIZO OIL & GAS INC COM	28466		605,756

	CASEYS GEN STORES INC COM	9181		1,027,721

	CATALENT INC COM	25742		1,057,481

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	CATO CORP NEW CL A	18062		287,547

	CDN NAT RES LTD COM CDN	11900		425,068

	CENTENE CORP DEL COM	12073		1,217,924

	CENTURYLINK INC COM	67775		1,130,487

	CF INDS HLDGS INC COM	104200		4,432,668

	CHEESECAKE FACTORY INC COM	10090		486,136

	CHEMED CORP NEW COM	4325		1,051,062

	CHEVRON CORP COM	37478		4,691,871

	CHILDRENS PL INC NEW COM	7117		1,034,456

	CHIPOTLE MEXICAN GRILL INC COM	1675		484,125

	CHUBB LTD ORD	28570		4,174,934

	CIGNA CORPORATION	49095		9,970,704

	CIRCOR INTL INC COM	11471		558,408

	CISCO SYSTEMS INC	149700		5,733,510

	CITIGROUP INC COM NEW	82500		6,138,825

	CLEARWATER PAPER CORP COM	22238		1,009,605

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	CLOVIS ONCOLOGY INC	7527		511,836

	COGENT COMMUNICATIONS HLDGS INC	15379		696,669

	COLONY NORTHSTAR INC CL A COM	171849		1,960,797

	COMCAST CORP NEW-CL A	119248		4,775,882

	COML METALS CO COM	34268		730,594

	COMPASS MINERALS INTL INC COM	7970		575,833

	CONSOLIDATED TOMOKA LD CO COM	572		36,322

	CONTINENTAL BLDG PRODS INC COM	83197		2,341,996

	CORE-MARK HLDG CO INC COM	49068		1,549,567

	COSTAR GROUP INC COM	8117		2,410,343

	COTY INC COM CL A COM	84807		1,686,811

	COUPA SOFTWARE INC COM	19805		618,312

	CRAY INC COM NEW	8142		197,036

	CROWN CASTLE INTL CORP NEW COM	39800		4,418,198

	CTS CORP COM	71193		1,833,220

	CULP INC COM	8241		276,074

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	CURTISS WRIGHT CORP COM	8295		1,010,746

	CVS HEALTH CORP COM	17327		1,256,208

	DANA INC COM	29396		940,966

	DANAHER CORP COM	36852		3,420,603

	DAVE & BUSTERS ENTMT INC COM	12475		688,246

	DEL TACO RESTAURANTS INC NEW COM	26400		319,968

	DELTA AIR LINES INC DEL COM NEW	30600		1,713,600

	DELTIC STOCK MERGER POTLATCH	30140		2,759,317

	DENNYS CORP COM	148181		1,961,916

	DERMIRA INC COM	17670		491,403

	DIAGEO ORD PLC	26680		983,490

	DOLLAR GEN CORP NEW COM	70600		6,566,506

	DOWDUPONT INC COM	106590		7,591,340

	DRIL-QUIP INC COM	5085		242,555

	DROPBOX INC CL A COM STK - TROWE PRICE ONLY	2210		42,214

	DST SYS INC COM	17309		1,074,370

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	DSW IN CL A	52718		1,128,692

	EASTGROUP PPTYS INC REIT	9591		847,653

	ECHOSTAR CORPORATION	69613		4,169,819

	EDISON INTL COM	47367		2,995,489

	EDWARDS LIFESCIENCES CORP COM	21300		2,400,723

	ELDORADO RESORTS INC COM	22060		731,289

	ELECTR ARTS COM	18800		1,975,128

	ELLIE MAE INC COM	11553		1,032,838

	EMCOR GROUP INC COM	13430		1,097,903

	EMERSON ELECTRIC CO COM	54500		3,798,105

	ENCOMPASS HEALTH	26465		1,307,636

	ENPRO INDS INC COM	30144		2,818,765

	EPAM SYS INC COM	10254		1,101,587

	EPIZYME INC COM	14455		181,410

	EQT CORP COM	8680		494,066

	EQTY RESDNTL EFF	37800		2,410,506

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	EURONET WORLDWIDE INC COM	8882		748,486

	EXACT SCIENCES CORP COM	12341		648,396

	EXELON CORP COM	38788		1,528,635

	EXTENDED STAY AMER INC PAIRED SHS COMPRISED 1 COM 1 CL B	41435		787,265

	EXXON MOBIL CORP COM	127026		10,624,455

	FACEBOOK INC COM CL ‘A’	140342		24,764,749

	FAIR ISAAC CORPORATION COM	6886		1,054,935

	FARMERS CAP BK CORP COM	10912		420,112

	FEDERAL SIGNAL CORP COM	72209		1,450,679

	FIBROGEN INC COM	11180		529,932

	FIVE9 INC COM	19255		479,064

	FLOWSERVE CORP COM	49282		2,076,251

	FORD MTR CO DEL COM	84300		1,052,907

	FOREST CITY RLTY TR INC COM CL A	132904		3,202,986

	FORTIVE CORP COMMON STOCK	25926		1,875,746

	FRKLN RES INC COM	25100		1,087,583

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	FRONT YARD	141747		1,681,119

	FULLER H B CO COM	6470		348,539

	GENERAL ELECTRIC CO	112100		1,956,145

	GILEAD SCIENCES INC	61300		4,391,532

	GLAXOSMITHKLINE ORD	134924		2,413,807

	GLOBAL PMTS INC COM	34389		3,447,153

	GRANITE CONST INC COM	15775		1,000,608

	GREIF INC	12989		786,874

	GUIDEWIRE SOFTWARE INC COM	11196		831,415

	*HARRIS CORP COM	2188718		310,031,905

	HEALTHCARE SVCS GROUP INC COM	16032		845,207

	HEALTHEQUITY INC COM	19307		900,865

	HESS CORP COM STK	84500		4,011,215

	HEWLETT PACKARD ENTERPRISE CO COM	65000		933,400

	HILL-ROM HLDGS INC COM	6968		587,333

	HILTON WORLDWIDE HLDGS INC COM	66731		5,329,138

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	HOME BANCSHARES INC COM	45795		1,064,734

	HOME DEPOT INC COM	10800		2,046,924

	HOULIHAN LOKEY INC CL A	17042		774,218

	HOWARD BANCOP INC COM	16745		368,390

	HUMANA INC COM	10073		2,498,809

	ILL TOOL WKS INC COM	14800		2,469,380

	ILLUMINA INC COM	15750		3,441,218

	IMPINJ INC COM	23090		520,218

	INCYTE CORP COM	45929		4,349,936

	INSMED INC COM	12820		399,728

	INTEGRATED DEVICE TECHNOLOGY INC COM	29025		862,913

	INTERCONTINENTAL EXCHANGE INC COM	69750		4,921,560

	INTL PAPER CO COM	65396		3,789,044

	INTUIT COM	35059		5,531,609

	INTUITIVE SURGICAL INC COM NEW	24267		8,855,999

	IROBOT CORP COM	3085		236,620

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	J2 GLOBAL INC COM	14352		1,076,831

	JACK IN THE BOX INC COM	8009		785,763

	JOHNSON & JOHNSON COM	55100		7,698,572

	JOHNSON CTLS INTL PLC COM	159849		6,091,845

	JPMORGAN CHASE & CO COM	144624		15,466,091

	KADANT INC COM	23706		2,380,082

	KAPSTONE PAPER & PACKAGING CORP COMMON STOCK	29517		669,741

	KELLOGG CO COM	25200		1,713,096

	KEYCORP NEW COM	165200		3,332,084

	KIMBERLY-CLARK CORP COM	38200		4,609,212

	KMG CHEMICALS INC COM	5720		377,978

	KNIGHT-SWIFT TRANSN HLDGS INC CL A	28026		1,225,297

	KNOLL INC COM NEW COM	37975		874,944

	KOHLS CORP COM	57500		3,118,225

	KORN / FERRY INTL COM NEW	6717		277,949

	L BRANDS INC COM	17400		1,047,828

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	LAS VEGAS SANDS CORP COM STK	54900		3,815,001

	LEXICON PHARMACEUTICALS INC FORMERLY LE COMMON STOCK	17527		173,167

	LIBERTY INTERACTIVE MANDATORY EXCHANGE GCI LIBERTY	25249		1,369,506

	LINDSAY CORPORATION COM	8775		773,955

	LINN ENERGY INC NEW CL A	89644		3,608,171

	LITHIA MTRS INC CL A	8287		941,320

	LITTELFUSE INC COM	5017		992,463

	LOEWS CORP COM	114200		5,713,426

	LORAL SPACE & COMMUNICATIONS INC COM	29425		1,296,171

	LOXO ONCOLOGY INC COM	17931		1,509,432

	MACROGENICS INC COM	13931		264,689

	MACYS INC COM	24400		614,636

	MAGELLAN HEALTH INC COM NEW	7055		681,160

	MANHATTAN ASSOCS INC COM	13445		666,065

	MARSH & MCLENNAN CO’S INC COM	25700		2,091,723

	MASIMO CORP COM	5074		430,275

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MATTEL INC COM	127800		1,965,564

	MATTHEWS INTL CORP CL A	11585		611,688

	MAXIMUS INC COM	23179		1,659,153

	MCGRATH RENTCORP COM	64006		3,007,002

	MEDIDATA SOLUTIONS INC COM	16810		1,065,250

	MEDLEY MGMT INC CL A COM	27356		177,814

	MEDTRONIC PLC COMMON STOCK	58909		4,756,902

	MERCK & CO INC NEW COM	122200		6,876,194

	MERIT MED SYS INC COM	24249		1,047,557

	METLIFE INC COM	95700		4,838,592

	MFA FINL INC	248235		1,966,021

	MGIC INVT CORP WIS COM	46553		656,863

	MICROSEMI CORP COM	10542		544,494

	MICROSOFT CORP COM	345938		29,591,537

	MINERALS TECHNOLOGIES INC COM	9640		663,714

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MKS INSTRS INC COM	6080		574,560

	MLP STAR GROUP L P	50159		539,209

	MOELIS & CO CL A	17170		832,745

	MONOLITHIC PWR SYS INC COM	7329		823,486

	MONSTER BEVERAGE CORP NEW COM	57250		3,623,353

	MORGAN STANLEY COM STK	273833		14,368,018

	MURPHY USA INC COM	32097		2,579,315

	NATIONAL BK HLDGS CORP CL A COM	54826		1,778,007

	NATIONAL GEN HLDGS CORP COM	76913		1,510,571

	NATURAL GAS SVCS GROUP INC COM	8504		222,805

	NATUS MED INC DEL COM	7105		271,411

	NAUTILUS INC COM	22826		304,727

	NEENAH INC COM	17159		1,555,463

	NEKTAR THERAPEUTICS COM	13090		781,735

	NETFLIX INC COM	41800		8,023,928

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	NETSCOUT SYS INC COM	21848		665,272

	NEWS CORP NEW CL A	214100		3,470,561

	NEXSTAR MEDIA GROUP INC CL A	38155		2,983,721

	NIKE INC CL B	19300		1,207,215

	NISOURCE INC COM	155700		3,996,819

	NORTHERN TR CORP COM	27700		2,766,953

	NUCOR CORP COM	39700		2,524,126

	NUTRI SYS INC NEW COM	8300		436,580

	NUVASIVE INC COM	10118		591,802

	NVIDIA CORP COM	1000		193,500

	OCCIDENTAL PETROLEUM CORP	66000		4,861,560

	OCEANFIRST FINL CORP COM	40977		1,075,646

	OM ASSET	39310		658,443

	OMNICELL INC COM	7950		385,575

	PAC PREMIER BANCORP COM	21825		873,000

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PACIRA PHARMACEUTICALS INC COM	10017		457,276

	PALO ALTO NETWORKS INC COM	22300		3,232,162

	PAR PACIFIC HOLDINGS INC COM NEW	72397		1,395,814

	PAYPAL HLDGS INC COM	90100		6,633,162

	PENTAIR PLC COM	31100		2,196,282

	PEPSICO INC COM	33800		4,053,296

	PFIZER INC COM	151347		5,481,788

	PG& E CORP COM	49768		2,231,099

	PHILIP MORRIS INTL COM STK NPV	72599		7,670,084

	PINNACLE FINL PARTNERS INC COM	6410		424,983

	PLANET FITNESS INC CL A	27339		946,750

	PNC FINANCIAL SERVICES GROUP COM STK	27100		3,910,259

	POLYONE CORP COM	15200		661,200

	PORTOLA PHARMACEUTICALS INC COM	8128		395,671

	POWER INTEGRATIONS INC COM	10096		742,561

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PRA HEALTH SCIENCES INC COM	11575		1,054,135

	PRESTIGE BRANDS HLDGS INC COM	19984		887,489

	PRIMERICA INC COM	36636		3,720,386

	PROOFPOINT INC COM	11638		1,033,571

	PROS HLDGS INC COM	15611		412,911

	PROTHENA CORP PLC	7381		276,714

	PROVIDENCE SVC CORP COM	27431		1,627,756

	PUMA BIOTECHNOLOGY INC COM	4060		401,331

	Q2 HLDGS INC COM	18312		674,797

	QTS RLTY TR INC COM CL A	12752		690,648

	QUALCOMM INC COM	115600		7,400,712

	RADIUS HEALTH INC COM NEW	13147		417,680

	RAPID7 INC COM	23629		440,917

	RAYONIER INC REIT	107889		3,412,529

	RED HAT INC COM	39500		4,743,950

	REGAL BELOIT CORP COM	8112		621,379

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	REGENERON PHARMACEUTICALS INC COM	7950		2,988,882

	REGIS CORP MINN COM	112199		1,723,377

	RENASANT CORP COM	25550		1,044,740

	RESTAURANT BRANDS INTL INC COM NPV	45800		2,815,784

	RETAIL OPPORTUNITY INVTS CORP COM	14395		287,180

	REX AMERICAN RESOURCES CORP	4328		358,315

	ROSS STORES INC COM	45100		3,619,275

	S.W. AIRL CO COM	26600		1,740,970

	SAIA INC COM	8390		593,593

	SALESFORCE COM INC COM	137790		14,086,272

	SANMINA CORP COM	16440		542,520

	SAREPTA THERAPEUTICS INC COM	9060		504,098

	SCHWAB CHARLES CORP COM NEW	111015		5,702,841

	SELECT MED HLDGS CORP COM	41593		734,116

	SEMPRA ENERGY INC COM	23300		2,491,236

	SERVICENOW INC	74413		9,702,711

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	SHOPIFY INC CL A SHOPIFY INC	11912		1,203,112

	SIMPSON MFG INC COM	59766		3,431,166

	SOTHEBYS HLDGS INC CL A (DE)	19970		1,030,452

	SOUTHERN CO COM	135085		6,496,238

	SPLUNK INC COMSTK COM	34150		2,828,986

	STARBUCKS CORP COM	34000		1,952,620

	STATE STR CORP COM	69700		6,803,417

	STERICYCLE INC COM	13402		911,202

	STRYKER CORP	35922		5,562,162

	STURM RUGER & CO INC COM	10400		580,840

	SYNEOS HEALTH INC	10625		463,250

	SYNOVUS FINL CORP COM NEW	56631		2,714,890

	TD AMERITRADE HLDG CORP COM	59692		3,052,052

	TE CONNECTIVITY LTD	19400		1,843,776

	TEGNA INC COM	91136		1,283,195

	TELEDYNE TECHNOLOGIES INC COM	1097		198,722

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	TELEFONICA SA	211580		2,064,280

	TENNANT CO COM	4935		358,528

	TESLA INC COM	10330		3,216,246

	TEXAS INSTRUMENTS INC COM	24600		2,569,224

	TFS FINL CORP COM STK	87336		1,304,800

	THERAPEUTICSMD INC COM	59229		357,743

	T-MOBILE US INC COM	55791		3,543,286

	TOPBUILD CORP COM	4645		351,812

	TOTAL EUR2.5	139430		7,709,202

	TRANSCANADA CORP COM	56700		2,757,888

	TRISTATE CAP HLDGS INC COM	22238		511,474

	TRIUMPH BANCORP INC COM	19981		629,402

	TWENTY-FIRST CENTY FOX INC CL B	201500		6,875,180

	TX CAPBANCSHARES INC COM	9264		823,570

	TYSON FOODS INC CL A COM	68300		5,537,081

	U S SILICA HLDGS INC	13200		429,792

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	UNIT CORP COM	15821		348,062

	UNITED PARCEL SVC INC CL B	41200		4,908,980

	UNITED TECHNOLOGIES CORP COM	4800		612,336

	UNITEDHEALTH GROUP INC COM	51480		11,349,281

	UNVL ELECTRS INC COM	13011		614,770

	URBAN EDGE PPTYS COM	36386		927,479

	US BANCORP	106600		5,711,628

	VALVOLINE INC COM	20520		514,231

	VECTOR GROUP LTD COM	24907		557,419

	VERIZON COMMUN COM	153591		8,132,758

	VERTEX PHARMACEUTICALS INC COM	45400		6,803,644

	VIRTUS INVT PARTNERS INC COM	21975		2,528,224

	VISA INC COM CL A	223400		25,472,068

	VMWARE INC CL A COM	35408		4,437,331

	VODAFONE GROUP ORD	172970		549,865

	VONAGE HLDGS CORP COM	68960		701,323

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	VULCAN MATERIALS CO COM	22100		2,836,977

	WAL-MART INC COM	48400		4,779,500

	WALT DISNEY CO	12800		1,376,128

	WASTE CONNECTIONS INC COM	50800		3,603,752

	WATTS WTR TECHNOLOGIES INC	11068		840,615

	WELLS FARGO & CO NEW COM	190300		11,545,501

	WESTAR ENERGY INC COM	19700		1,040,160

	WESTN DIGITAL CORP COM	12700		1,010,031

	WEYERHAEUSER CO COM	74859		2,639,528

	WILLIS TOWERS WATSON PLC COM	26898		4,053,260

	WOODWARD INC COM	12179		932,181

	WORKDAY INC CL A COM	19100		1,943,234

	WORTHINGTON INDS INC COM	16220		714,653

	XENIA HOTELS & RESORTS INC COM	55276		1,193,409

	XILINX INC COM	37498		2,528,115

	XL GROUP LTD	47400		1,666,584

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	YUM BRANDS INC COM	34100		2,782,901

	ZENDESK INC COM	19090		645,996

	Total Value of Interest in Common Stocks			$1,368,338,581
	Value of Interest in Registered Investment Companies
	MFC ISHARES TR RUSSELL 2000 GROWTH ETF	6267		$1,170,049

	MFO ALLIANZ FDS ALLIANZGI TECHNOLOGY FD INSTL CL	2376054		163,116,127

	MFO RESV INVT FDS INC T ROWE PRICE GOVT RESERVE FD	6724776		6,724,776

	Total Value of Interest in Registered Investment Companies			$171,010,952
	Value of Interest in Common/Collective Trust Funds
	*MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	2831284		$397,625,424

	*MFB NT COLLECTIVE RUSSELL 1000 INDEX FUND - NON LENDING	5153887		153,508,527

	MFO BLACKROCK LIFEPATH 2060 NL F	525029		6,779,804

	MFO BLACKROCK LIFEPATH INDEX 2020 NL FUND F	16821527		377,491,882

	MFO BLACKROCK LIFEPATH INDEX 2030 NL FUND F	12613724		326,217,398

	MFO BLACKROCK LIFEPATH INDEX 2040 NL FUND F	5095377		147,437,790

	MFO BLACKROCK LIFEPATH INDEX 2050 NL FUND F	3091672		97,029,331

	MFO BLACKROCK LIFEPATH INDEX 2055 NON LENDING FD F	1355097		30,746,198

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2025 NL CL F	19370210		469,965,857

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2035 NL CL F	7110273		195,256,632

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2045 NL CL F	4437893		134,378,971

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT NL CL F	16260763		317,239,356

	MFO BLACKROCK STRATEGIC COMPLETION NL FUND F	5927389		65,922,054

	MFO PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	1165581		330,890,121

	*NT COLLECTIVE EXTENDED EQUITY INDEX FD -NONLENDING	770622		244,322,474

	*NT COLLECTIVE S&P500 INDEX FUND-DC-NON LENDING (TIER J)	67421		617,346,104

	*NTGI COLTV GOVT STIF REGI STERED	97430831		97,430,831

	Wells Fargo /BlackRock Short-Term Investment Fund S	31727763		31,780,871
	Total Value of Interest in Common/Collective Trust Funds			$4,041,369,625

	Value of Interest in Synthetic Security-Backed Investment Contracts
	Galliard Capital Management American General Life Ins. Co., #1629650			$198,297,940

	Galliard Capital Management Pacific Life Ins. Co., #G-27236.01.0001			195,233,182

	Galliard Capital Management Prudential Life Ins. Co., #GA-62487			223,052,383

	Galliard Capital Management State Street Bank and Trust, #105004			200,593,464

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	Galliard Capital Management Transamerica Premier Life Ins. Co., #MDA01077TR			222,064,294
	Total Value of Interest in Synthetic Security-Backed Investment Contracts			$1,039,241,263

	Value of Interest in Corporate Bonds & Debentures
	PVTPL MATTEL INC 144A 6.75% 12-3102025	1174000		$1,189,790

	WESTERN DIG CORP 10.5% DUE 04-01-2024	470000		544,613
	Total Value of Interest in Corporate Bonds & Debentures			$1,734,403

	Value of Interest in Partnerships Interests
	MLP LANDMARK INFRASTRUCTURE PARTNERS LP COM UNIT LTD PARTNER INT	13509		$244,513
	Total Value of Interest in Partnership Interests			$244,513
	Value of Interest in Notes Receivable from Participants
	*PARTICIPANT LOAN ASSET-HARRIS CORP.	56718095		$55,994,836
	Total Value of Interest in Notes Receivable from Participants			$55,994,836
	Value of Interest in Brokerage Window Account
	Brokerage Window Account			$31,944,710
	Total Value of Interest in Brokerage Window Account			$31,944,710
	GRAND TOTAL			$6,739,596,957
Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

See Report of Independent Registered Certified Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator

By:	/s/ James P. Girard
James P. Girard, Chairperson
Date: June 28, 2018

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference of our report dated June 28, 2018, relating to our audit of the Harris Corporation Retirement Plan’s (the “Plan”) financial statements and supplemental schedule as of and for the year ended December 31, 2017, which appears in this Annual Report on Form 11-K in Registration Statement No. 333-222821 on Form S-8.
/s/ Carr, Riggs & Ingram, LLC
Clearwater, Florida
June 28, 2018